U.S. SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, D.C. 20549



         FORM 12b-25 NOTIFICATION OF LATE FILING

               SEC FILE NUMBER: 33-30123-A


                CUSPID NUMBER:  370477101



[x] FORM 10-QSB

        	For the Quarter Ended:  March 31, 1997

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Nothing in this form shall be construed to imply that the
Commission has verified any information herein.

_____________________________________________________________________


If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:


Part I--Registrant Information

GENERAL PARCEL SERVICE, INC.
8923 Western Way, Suite 22,
Jacksonville, FL 32256

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Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if Appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject quarterly report on Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


Part III--Narrative

State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.

The 10-QSB for the three months ended March 31, 1997 for General Parcel Service, Inc. ("the Company") could not be filed within the prescribed time limit because of the need to account separately for the Company's operations in North and South Carolina which have been discontinued. To account for the discontinued operations in accordance with current accounting pronouncements required changes in the Registrant's accounting system. Implementing these changes required significant additional time to generate the financial information to complete Form 10-QSB.


Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Wayne N. Nellums          (904)              363-0089
-------------------      -------      --------------------
     (Name)            (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).

[X] Yes   [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A

GENERAL PARCEL SERVICE, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 1997

By:  /s/ Wayne N. Nellums
    -----------------------
Wayne N. Nellums, Vice President,
Chief Financial Officer and Secretary

Exhibit A

Results of operations for quarter ended March 31, 1997 differed significantly from those of the quarter ended March 31, 1996.
The net loss from operations for the quarter ended March 31, 1997 approximated $2,500,000 compared to a net loss of $474,316 for the quarter ended March 31, 1996. The increase in the loss for the 1997 first quarter resulted from decreased freight volume in Florida and Georgia, losses in North Carolina and South Carolina terminals opened during the second and third quarters of 1996, and provisions for losses associated with closing the parcel delivery operations in North Carolina and South Carolina.